Exhibit 4.73

Summary of the Private Instrument of First Amendment to Regulation of Rights and Obligations, entered into on September 1, 2021, in connection with Fazenda Rio do Meio.

Parties: Agrifirma Agro Ltda. (formerly known as Agrifirma Brasil S.A), as Rural Lessor; and Francisco Ferreira Camacho, as Rural Lessee.

Purpose: Amend the Private Instrument of Regulation of Rights and Obligations executed in connection with the Rural Lease Agreement of Fazenda Rio do Meio, entered between the abovementioned Parties on June 24, 2016, amended on March 23, 2017, in order to (i) release Francisco Ferreira Camacho’s financial obligations under the Rural Lease Agreement until June 30, 2021; (ii) consolidate the Rural Lease area in 2,917.33 hectares of Fazenda Rio do Meio; and (iii) increase the minimum cattle occupation by up to 2 oxen/cows per hectare.